Exhibit 99

May 23, 2003

Dear Shareholder:

On behalf of the Board of Directors and the management of Cognos Incorporated, I invite you to attend our 2003 Annual and Special Meeting of Shareholders. The meeting will be held at Tudor Reception Hall, 3750 Bowesville Road, Ottawa, Ontario on June 19, 2003 at 3:30 p.m. Eastern Time.

Enclosed you will find the Meeting Materials, consisting of the notice of meeting, proxy statement, and proxy form, as well as the Corporation’s 2003 Annual Report.

I am writing to you regarding an important issue you are being asked to vote on. Cognos does not currently have a stock option plan and cannot award options to its employees. Most North American software companies and the Company’s key competitors do have stock option plans. The Board of Directors unanimously believes that the lack of an active option plan places Cognos at a competitive disadvantage in attracting and retaining the top talent so vital to our continued growth and success.

Your vote is important. I urge you to read the information in the accompanying proxy statement regarding the Cognos Incorporated 2003-2008 Stock Option Plan and to approve Resolution A regarding the adoption of the plan. If you are unable to attend the meeting in person, please complete, date and sign the form of proxy, and return it in the enclosed envelope or by facsimile. Alternatively, you can vote over the Internet by following the instructions contained in the enclosed proxy statement.

We look forward to seeing you at the meeting.

Sincerely,

James M. Tory,	Ron Zambonini,
Board Chair	Chief Executive Office